Exhibit 99.3

Press Release

For immediate release

CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

(Nasdaq: BANL)

CBL International Reports Strong 1H 2026 Results Highlighting Return to Profitability, Strong Volume Growth, Gross Profit More Than Doubled, and a Special Cash Dividend of $0.10 Per Share

Demonstrating Resilience Amid Geopolitical Volatility and Delivering Tangible Results from Multi-Year Network Investments

Kuala Lumpur, August 18, 2026 — CBL International Limited (Nasdaq: BANL) (the “Company” or “CBL”), the listing vehicle of the Banle Group (“Banle” or “the Group”), a leading marine fuel logistics company in the Asia-Pacific region, has announced its unaudited financial results for the six months ended June 30, 2026 and declared a special cash dividend of $0.10 per share.

1H 2026 Financial and Operational Highlights

●	Revenue of $395.59 million, an increase of 49.2% year-on-year, driven primarily by higher marine fuel prices amid geopolitical volatility and secondarily by volume growth.

●	Sales volume grew 10.9%, supported by the cumulative benefits of multi-year network expansion, successful new customer acquisitions, and progressive customer diversification.

●	Gross profit increased 140.5% to $6.53 million. Gross profit margin expanded 63 basis points to 1.65% from 1.02% in 1H2025, reflecting the Company’s ability to secure reliable supply and fulfill customer requirements at competitive pricing amid heightened market volatility.

●	Returned to profitability with net income of approximately $1.50 million, compared with a net loss of $992,000 in 1H2025, mainly attributable to higher sales volumes, improved gross profit margin, continued operating expense discipline, and better operational efficiency.

●	Global service network expanded to more than 70 ports across Asia Pacific, Europe, Australia, Africa, and Central America, strengthening CBL’s position as a global one-stop marine fuel logistics platform.

●	In April 2026, acquired a 50.5% majority stake in Green Marine Energy Holdings Limited, expanding upstream into sustainable feedstock distribution and strengthening physical bunker capabilities in Malaysia.

●	Banking facilities expanded as of June 30, 2026, providing enhanced financial flexibility to support working capital and growth initiatives.

●	Subsequent events: On July 16, 2026, the Company announced a 1-for-13 reverse share split of its Class A and Class B ordinary shares, effective for trading on July 20, 2026. The reverse share split was effected primarily to regain compliance with Nasdaq’s minimum bid price requirement. On August 3, 2026, the Company received notification from Nasdaq that it had regained compliance with Nasdaq Listing Rule 5550(a)(2).

●	The Company has declared a special cash dividend of $0.10 per share for both Class A and Class B ordinary shares, with a record date of August 28, 2026 and a distribution date of September 18, 2026.

Financial Performance Overview

The Company reported consolidated revenue of $395.59 million for the six months ended June 30, 2026, representing a 49.2% increase from $265.17 million in the same period of 2025. The increase was driven primarily by the surge in global oil prices arising from the escalation of Middle East geopolitical tensions and secondarily by the 10.9% growth in sales volume.

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Gross profit rose 140.5% to $6.53 million from $2.71 million, while gross profit margin expanded from 1.02% in 1H2025 to 1.65% in 1H2026. This 63-basis-point improvement reflects CBL’s strengthened ability to secure reliable supply and meet elevated customer demand at competitive pricing amid tighter Middle East bunker availability and heightened market volatility. The multi-year investments in network coverage and supplier relationships enabled the Company to capture demand arising from vessel rerouting while protecting and expanding margins.

Total operating expenses increased by 2.2% year-on-year to $3.49 million from $3.42 million, demonstrating continued cost discipline. Selling and distribution expenses increased by (+9.6%) in line with higher volumes, while general and administrative expenses remained at the same level as the same period in 2025. The Company recorded operating income of $3.04 million compared with an operating loss of $701,000 in 1H2025, and net income of approximately $1.50 million compared with a net loss of $992,000 in the prior-year period.

Strategic Expansion and Operational Excellence

CBL’s multi-year strategy of port expansion and supplier development continued to deliver tangible results. As of 30 June 2026, the Company’s global service network had expanded to more than 70 ports, enabling it to serve key global trade routes with competitive pricing and reliable delivery.

Asia Pacific remained the primary revenue driver. Elevated bunker demand arising from vessels redirected away from the Middle East toward Far East and intra-Asia corridors was captured through the strengthened regional network. Sales concentration among the top five customers declined to below 60% (compared with 60.4% in 1H2025 and 66.7% in 1H2024), while revenue from the top 12 global container liner customers increased to 68.6% from 60.1%. Customers acquired within the past two years contributed 23.5% of total sales during the first half of 2026.

Despite significant geopolitical disruptions—including the escalation of Middle East conflicts involving Iran, threats to close the Strait of Hormuz in March 2026, ongoing Red Sea instability, and the impacts of U.S. tariff policies—CBL demonstrated strong resilience. CBL’s diversified supplier network enabled the Company to secure supplies under constrained conditions and successfully meet elevated customer demand in the Far East and other regions. The overall impact on CBL has so far been limited in negative terms and supported volume growth.

It remains the Company’s strict policy to refrain from supplying vessels subject to sanctions, with reference to the United Nations Security Council Consolidated List—a policy upheld rigorously throughout the period.

A key strategic development was the April 2026 acquisition of a 50.5% majority stake in Green Marine Energy Holdings Limited. Green Marine operates complementary businesses in sustainable feedstock distribution and licensed bunkering of conventional and biofuels in Malaysian waters. This investment enhances CBL’s upstream capabilities, supports integrated biofuel supply chain development, and strengthens its physical bunker capabilities in Malaysia.

Management Commentary and Future Outlook

Dr. Teck Lim Chia, Chairman and CEO of CBL International Limited, stated, “Our first half results mark an important milestone. Our return to profitability was driven by the tangible payoff from multi-year investments in our global supplier network and operational capabilities. Despite significant geopolitical disruptions and market volatility, we grew sales volume by 10.9% and expanded our gross profit margin by 63 basis points. The acquisition of a majority stake in Green Marine further positions us upstream in the sustainable fuel value chain and strengthens our physical bunker capabilities in Malaysia. These achievements underscore the resilience of our business model and the effectiveness of our long-term strategy.

As regulatory frameworks for maritime decarbonization continue to evolve and customer demand for lower-carbon fuels is expected to strengthen, CBL is well positioned with ISCC certifications, an expanding sustainable energy portfolio, and the Green Marine platform. We remain focused on disciplined cost management, further network expansion, and capturing opportunities across both conventional and sustainable marine fuels to deliver sustainable growth and long-term shareholder value, including through the declaration of a special cash dividend of $0.10 per share.”

Looking ahead, CBL expects to:

●	Further integrate Green Marine’s feedstock distribution and Malaysian bunkering capabilities, while scaling biofuel offerings and exploring LNG and methanol solutions to support customers’ decarbonization goals.

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●	Maintain disciplined cost management, continue to increase operational efficiency and leverage expanded banking facilities and capital markets tools to support working capital, growth initiatives, and potential shareholder return programs.

●	Remain vigilant regarding geopolitical risks, oil price volatility, U.S. trade policy developments, and regulatory changes, while staying cautiously optimistic about the outlook for the second half of 2026 and beyond.

About CBL International Limited

CBL International Limited (Nasdaq: BANL) is the listing vehicle of Banle Group, a reputable marine fuel logistics company based in the Asia Pacific region that was established in 2015. We are committed to providing customers with one-stop solution for vessel refueling, which is referred to as a bunkering facilitator in the bunkering industry. We facilitate vessel refueling mainly through local physical suppliers in over 70 major ports covering Australia, Belgium, China, Hong Kong, India, Japan, Korea, Malaysia, Mauritius, Netherlands, Panama, the Philippines, Singapore, Taiwan, Thailand, Turkey, and Vietnam. While the Group’s primary focus remains on its established bunkering facilitation services, it has taken a measured step to broaden its presence in the sustainable energy supply chain through the distribution of sustainable fuel materials and biofuel supply. The Group actively promotes the use of alternative fuels and holds the ISCC EU and ISCC Plus certifications, as well as an EcoVadis Silver Medal. For more information about our company, please visit our website at https://www.banle-intl.com.

Forward-Looking Statements

Certain statements in this announcement are not historical facts but are forward-looking statements. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” “should,” “would,” “plan,” “future,” “outlook,” “potential,” “project” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters, but the absence of these words does not mean that a statement is not forward-looking. These forward-looking statements include, but are not limited to, statements regarding estimates and forecasts of other performance metrics and projections of market opportunity. They involve known and unknown risks and uncertainties and are based on various assumptions, whether or not identified in this press release and on current expectations of BANL’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of BANL. Some important factors that could cause actual results to differ materially from those in any forward-looking statements could include changes in domestic and foreign business, fuel prices and tariffs, market, financial, political and legal conditions. The Company undertakes no obligation to update or revise publicly any forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s filings with the SEC.

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CBL INTERNATIONAL LIMITED

(Incorporated in the Cayman Islands with limited liabilities)

For more information, please contact:

CBL International Limited

Email: investors@banle-intl.com

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